

Alexander Ampontuah · 2nd

Founder & CEO at Gilgal General, Inc.

New York, New York, United States · 500+ connections ·

Contact info

Gilgal General, Inc.

 **University of Massachusetts Amherst**

Experience

Founder & CEO

Gilgal General, Inc.

Apr 2019 – Present · 2 yrs 2 mos

New York, New York

Insurance & Retirement - Insurtech

Gilgal General is building a B2B electronic marketplace trading exchange/platform that brings insurance companies, workplace employees, retirees and investors together into a single exchange platform to offer exchange-traded annuities. Insurance companies will offer annuities as exchange-traded contracts, through the platform, to deliver guaranteed retirement income to their workplace employees, retirees and investors.

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CEO & Founding Partner

Gilgal Global Capital Management, LLC

Feb 2017 – Apr 2019 · 2 yrs 3 mos

New York, New York

Quantitative global macro strategy - long/shorts on equity, fixed income, currency, commodities and futures.



Fixed Income Market & Credit Risk Methodology Group

Deutsche Bank

Jul 2014 – Feb 2017 · 2 yrs 8 mos

New York, New York

-Developed Pillar 1 bank capital models for calculation of regulatory capital requirements for credit, market and operational risk (capital buffers and risk weighted assets - RWA).
-Developed Pillar 2 bank capital adequacy models and stress testing frameworks. Risk coverage modeling frameworks – counterparty credit risk (CVA). Bank capital lever ...see more

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Deputy Head - US Market & Trading Credit Risk

RBC Capital Markets

Jun 2008 – May 2014 · 6 yrs

New York, New York

-Responsible for defining and implementing RBC's capital risk models/frameworks and governance structure for RBC USA Holdco (holding company), its subsidiaries and the combined U.S. operations of RBC USA and RBC Europe on market and credit risk regulations for regulatory bodies (Federal Reserve, ECB, OSFI)

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Associate Director

UBS

May 2007 – Oct 2007 · 6 mos
New York, New York
Structured Securitization Group - Structured Derivatives Securitization

Structuring and trading of synthetic derivative securitizations and other credit risk transfer
transactions for UBS US and European institutional accounts - insurance companie ...see more

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Education



University of Massachusetts Amherst
Bachelor of Arts - BA, Economics
1995 – 1999

Varsity Cross Country/Track & Field, Dean's List, Atlantic Ten All-Academic Team, Student
Scholar-Athlete Award



